Exhibit 99.3

Dear Investor,

It is with a sense of great pride and joy that I report Satyam’s entry into the billion dollar club. Achieving this significant landmark has been possible by the support received from our Customers and Investors and the commitment of our Associates. I would like to place on record my heartfelt gratitude to all stakeholders who made this possible.

I am pleased to report that our performance exceeded the guidance in Q4. As per Indian GAAP consolidated financials, the Company reported revenues of Rs. 1,314 crore, a sequential growth of 3.8%. Volume growth at 6.8% was a key growth driver in this quarter. The EPS at Rs. 8.79 was higher than the guidance of Rs. 8.65, signifying a growth of 5.14% sequentially. As per US GAAP, the Company recorded revenues of US$300.7 million and EPADS of US$0.39, representing a sequential growth of 6.7% and 8.5% respectively.
For Fiscal 2006, we achieved a revenue of Rs. 4,793 crore and an EPS of Rs. 30.5, an annual growth of 36.1% and 36.2% respectively. This growth is one of the highest in the industry for this fiscal and was achieved against an initial forecast of 26% — 28% revenues and 20% — 22% EPS growth. Fiscal 2006 witnessed the gross addition of 120 customers, including 12 Fortune 500 and US 500 corporations providing a strong platform for future growth.
A highlight of Q4 was the continued margin expansion due to increased operational efficiencies. Our consolidated EBITDA margin for Q4 at 25.46% improved by 60 basis points over the previous quarter. EBITDA margin for fiscal 2006 was 24.33%. Q4 also witnessed the highest ever recruitment of 3,079 Associates, positioning us well for servicing future opportunities.
Nipuna, our BPO subsidiary reported revenues of US$20 million for the fiscal against a target of US$18 million. The achievement of cash break-even by Nipuna in Q4 as per expectations is encouraging and points towards enhanced profitability in fiscal 2007. We continue to see increased traction in the BPO space and expect the company to achieve a revenue of US$36 million in fiscal 2007 representing an annual growth of 80% .
In Q4, Satyam made its presence felt in the large deals category by securing long-term contracts from leading global auto majors. Our integrated solution offerings coupled with global program management capability would make us a strong contender in garnering a higher share of such deals going forward.
The strong demand in the market coupled with the increasing complexity of business solutions has also brought in its wake higher demand for Associates with the right kind of talent and competence. Apart from attractive remuneration in general, we are also introducing “restricted stock units” selectively to enhance our position as an employer of choice. We believe that these steps would bear fruit in the long run though they tend to be margin dilutive in the short term.
We believe that the demand environment will continue to remain buoyant in Fiscal 2007 due to increased IT spend by organizations as well as greater acceptance of the global delivery model. To address the available opportunities, we are strengthening our business solutions capability by hiring best-in-class Associates from across the world, and are making a focused attempt at enhancing our competence in new service areas that would be the drivers of growth going forward. Inorganic growth as a means to accelerate our competency continues to be a key objective of our long-term growth plan.
Against this background, we look forward to a revenue growth of 25.2% — 27.3% and an EPS growth of 18% — 20%, as per consolidated Indian GAAP financials, in fiscal 2007. The corresponding revenue and EPADS figure under US GAAP would be 24% — 26% and 20% — 22% respectively.
I am pleased to report that Ram Mynampati, our President, Commercial and Healthcare Businesses, is being inducted into the Board as a whole-time Director subject to shareholder approval.
The Board has proposed a bonus issue of 1:1 and also recommended a final dividend of 250%. The total dividend for Fiscal 2006 stands at 350% including the interim dividend of 100%.
B. Ramalinga Raju
Q4 Table of Contents

Financial Highlights — Indian GAAP Consolidated	2
Financial Highlights — Indian GAAP Standalone	5
Financial Highlights — US GAAP	8
Subsidiaries, Joint Ventures	10
Business Outlook	10
Business Highlights	11
Nipuna Services Limited	11
Awards & Recognition	12
Operational parameters for Q4, Fiscal 2006	13
• FY 06 Revenue crosses the US $1 Billion Mark

Satyam Computer Services Limited	1

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended

	In Rs. crore, except per share data

			Growth over		Growth over
			March		December
	March		2005 Quarter	December	2005 Quarter
	2006	2005	(%)	2005	(%)

Income
Services
- Exports	1,247.54	937.57	33.06	1,217.84	2.44
- Domestic	66.08	33.94	94.70	47.46	39.25
Total Services Income	1,313.62	971.51	35.21	1,265.29	3.82

Expenditure
Personnel Expenses	750.04	564.01	32.98	737.44	1.71
Cost of Software & Hardware sold	0.87	0.27	222.22	0.66	32.02
Operating and Administration Expenses	228.22	168.96	35.07	212.61	7.34
	979.13	733.24	33.53	950.71	2.99

Operating Profit (EBITDA)	334.49	238.27	40.38	314.58	6.33
EBITDA Margin	25.46%	24.53%		24.86%

Financial Expenses	1.65	0.24	587.50	2.66	(37.92)
Depreciation	37.16	30.00	23.87	34.10	8.96
Miscellaneous Expenditure Written Off	—	(0.15)		—

Operating Profit after Interest and Depreciation	295.68	208.18	42.03	277.82	6.43
Other Income*	28.89	29.78	(2.99)	32.96	(12.35)
Profit Before Tax*	324.57	237.96	36.40	310.78	4.44
Provision for Taxation	39.74	28.25		38.63
Profit After Taxation and Before share of loss in Associate Company & Minority Interest*	284.83	209.71	35.82	272.15	4.66
Share of loss in Associate Company	—	(3.55)		(2.89)
Minority Interest	(0.18)			0.47
Profit After Taxation and share of loss in Associate Company & Minority Interest*	284.65	206.16	38.07	269.74	5.53
Earnings Per Share — (Rs. per equity share of Rs. 2 each)*
Basic	8.79	6.46	36.07	8.36	5.14
Diluted	8.45	6.32	33.70	8.06	4.87
Profit on Sale of Satyam’s stake in Sify	—	—		159.80	—
Profit after Sale of Satyam’s stake in Sify	—	—	—	429.54	—
Earnings per Share — (Rs. per equity share of Rs. 2 each)#
Basic	—	—	—	13.32	—

* Excludes profits on sale of Satyam’s stake in Sify # Includes profits on sale of Satyam’s stake in Sify
Q4: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services (In Rs. crore)	Rs. 1301 - Rs. 1307	Rs. 1313.62
EPS (In Rs.)	Rs. 8.60 - Rs. 8.65	Rs. 8.79
“A heartering feature of FY 06 performance has been the margin improvement in the parent company due to operational efficiencies, arresting five years of continuous decline”.
V. Srinivas, CFO

2	Satyam Computer Services Limited

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the year ended

		In Rs. crore, except per share data

			Growth over
			March
	March		2005
	2006	2005	(%)

Income
Services
- Exports	4,596.74	3,386.95	35.72
- Domestic	195.85	133.89	46.27
Total Services Income	4,792.59	3,520.84	36.12

Expenditure
Personnel Expenses	2,804.70	2,026.11	38.43
Cost of Software and Hardware sold	2.00	0.99	101.05
Operating and Administration Expenses	819.71	625.55	31.04
	3,626.41	2,652.65	36.71

Operating Profit (EBITDA)	1,166.18	868.19	34.32
EBITDA Margin	24.33%	24.66%

Financial Expenses	5.54	0.91	507.52
Depreciation	137.28	113.30	21.17
Miscellaneous Expenditure Written Off	0.07	2.16	(96.76)

Operating Profit after Interest and Depreciation	1,023.29	751.82	36.11
Other Income*	116.83	86.83	34.54
Profit Before Tax*	1140.12	838.65	35.95
Provision for Taxation	150.85	117.56	28.32
Profit After Taxation and Before share of loss in Associate Company and Minority Interest*	989.26	721.09	37.19
Share of loss in Associate Company	(7.33)	(9.45)	—
Profit After Taxation and share of loss in Associate Company and Minority Interest*	981.93	711.64	37.98
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	30.50	22.40	36.18
Diluted	29.33	21.93	33.71
Profit on Sale of Satyam’s stake in Sify	159.80	—	—
Profit after Sale of Satyam’s stake in Sify	1141.73	711.64	60.44
Earnings per Share — (Rs. per equity share of Rs. 2 each) #
Basic	35.47	22.40	58.34

*	Excludes profits on sale of Satyam’s stake in Sify

#	Includes profits on sale of Satyam’s stake in Sify

Satyam Computer Services Limited	3

Indian GAAP Consolidated
Balance Sheet as at

		In Rs. crore

	March 31		December
	2006	2005	2005

Sources of Funds
Shareholders’ Funds
(a) Share Capital	155.90	154.86	155.67
(b) Share Application Money, Pending Allotment	1.78	0.45	1.85
(c) Reserves and Surplus	4,159.57	3,142.81	4,029.82

	4,317.25	3,298.12	4,187.34

Minority Interest	4.15		3.97

Loan Funds
(a) Secured Loans	102.71	18.92	70.68

	4,424.11	3,317.04	4,262.00

Application of Funds
Fixed Assets
(a) Gross Block	1,317.21	1,014.22	1,224.33
(b) Less: Depreciation	840.21	705.65	805.99

(c) Net Block	477.00	308.57	418.34
(d) Capital Work in Progress	80.25	69.29	106.20

	557.25	377.86	524.55

Investments	—	76.31	—

Deferred Tax Asset (net)	4.62	10.71	10.45

Current Assets, Loans and Advances
(a) Inventories	0.19	0.19	0.15
(b) Sundry Debtors	1,168.42	780.47	1,050.81
(c) Cash and Bank Balances	3,111.70	2,370.13	2,986.58
(d) Loans and Advances	184.32	114.75	153.75
(e) Other Current Assets	110.60	24.47	89.62

	4,575.23	3,290.01	4,280.90
Less: Current Liabilities and Provisions
(a) Current Liabilities	437.04	248.29	429.67
(b) Provisions	275.95	189.56	124.23

	712.99	437.84	553.91

Net Current Assets	3,862.24	2,852.16	3,727.00

	4,424.11	3,317.04	4,262.00

4	Satyam Computer Services Limited

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended

		In Rs. crore, except per share data

			Growth over		Growth over
			March		December
	March		2005 Quarter	December	2005 Quarter
	2006	2005	(%)	2005	(%)

Income
Services
- Exports	1,207.31	927.23	30.21	1,176.43	2.62
- Domestic	52.66	26.13	101.53	46.20	13.98
Total Services Income	1,259.97	953.36	32.16	1,222.63	3.05

Expenditure
Personnel Expenses	716.43	555.36	29.00	709.14	1.03
Operating and Administration Expenses	208.00	154.69	34.46	188.89	10.12
	924.43	710.05	30.19	898.03	2.94

Operating Profit (EBITDA)	335.54	243.31	37.91	324.60	3.37
EBITDA Margin	26.63%	25.52%		26.55%

Financial Expenses	0.58	0.20	190.00	1.74	(66.67)
Depreciation	33.38	26.93	23.95	30.36	9.95

Operating Profit after Interest, Depreciation	301.58	216.18	39.50	292.50	3.10
Other Income *	27.55	25.28	8.98	33.03	(16.59)
Profit Before Tax *	329.13	241.46	36.31	325.53	1.11
Provision for Taxation *	39.23	28.25	38.87	38.65	1.50
Profit After Taxation (PAT) *	289.90	213.21	35.97	286.88	1.05

Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	8.95	6.68	33.98	8.89	0.67
Diluted	8.61	6.54	31.65	8.58	0.35
Profit on Sale of Satyam’s stake in Sify	—	—	—	206.20	—
Profit after Sale of Satyam’s stake in Sify	—	—	—	493.08	—
Earnings per Share — (Rs. per equity share of Rs. 2 each) #
Basic	—	—	—	15.28	—

*	Excludes profits on sale of Satyam’s stake in Sify

#	Includes profits on sale of Satyam’s stake in Sify
Satyam’s participation in SEC XBRL Voluntary Filing Program
On March 27, 2006, Satyam became the tenth company to submit the financial information using eXtensible Business Reporting Language (XBRL) under The United States Securities and Exchange Commission’s (SEC) “Voluntary Program for Reporting Financial Information on EDGAR using XBRL”. Reporting Financial Information using XBRL would enable various stakeholders the benefits of the interactive & web enabled information reporting format.

Satyam Computer Services Limited	5

Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the year ended

	In Rs. crore, except per share data

			Growth over
	March		March
			2005
	2006	2005	(%)

Income
Services
- Exports	4,461.64	3,362.43	32.69
- Domestic	172.67	101.79	69.63
Total Services Income	4,634.31	3,464.22	33.78

Expenditure
Personnel Expenses	2,700.67	1,997.59	35.20
Operating and Administration Expenses	740.13	577.49	28.16
	3,440.80	2,575.08	33.62

Operating Profit (EBITDA)	1,193.51	889.14	34.23
EBITDA Margin	25.75%	25.67%

Financial Expenses	2.72	0.76	257.89
Depreciation	122.81	103.94	18.15
Operating Profit after Interest, Depreciation	1,067.98	784.44	36.15
Other Income *	115.08	82.55	39.40
Profit Before Tax *	1,183.06	866.99	36.46
Provision for Taxation *	149.51	116.74	22.38
Profit After Taxation (PAT) *	1,033.55	750.25	37.76

Earnings Per Share — (Rs. per equity share of Rs. 2 each) *
Basic	32.11	23.61	36.00
Diluted	30.87	23.12	33.52
Profit on Sale of Satyam’s stake in Sify	206.20	—	—
Profit after Sale of Satyam’s stake in Sify	1239.75	750.25	65.24
Earnings per Share — (Rs. per equity share of Rs. 2 each) #
Basic	38.51	23.61	63.10

*	Excludes profits on sale of Satyam’s stake in Sify

#	Includes profits on sale of Satyam’s stake in Sify

6	Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at

	March		December
	2006	2005	2005

Sources of Funds
Shareholders’ Funds
(a) Share Capital	64.89	63.85	64.66
(b) Share Application Money, Pending Allotment	1.78	0.45	1.85
(c) Reserves and Surplus	4,268.75	3,153.17	4,133.13

	4,335.42	3,217.47	4,199.64

Loan Funds
(a) Secured Loans	12.57	9.87	12.28
(b) Unsecured Loans	—	—	—

	4,347.99	3,227.34	4,211.92

Application of Funds
Fixed Assets
(a) Gross Block	1,153.16	937.70	1,073.32
(b) Less: Depreciation	803.74	685.41	773.28
(c) Net Block	349.42	252.29	300.04
(d) Capital Work in Progress	76.84	64.68	102.71
	426.26	316.97	402.75

Investments	155.74	78.48	139.78

Deferred Tax Asset (net)	4.29	10.71	10.21

Current Assets, Loans and Advances
(a) Sundry Debtors	1,122.81	765.17	1,018.88
(b) Cash and Bank Balances	3,052.33	2,363.31	2,948.39
(c) Loans and Advances	183.24	119.89	160.85
(d) Other Current Assets	110.59	24.46	89.58

	4,468.97	3,272.83	4,217.70

Less: Current Liabilities and Provisions
(a) Current Liabilities	435.71	262.87	435.21
(b) Provisions	271.56	188.77	123.31

	707.27	451.64	558.52

Net Current Assets	3,761.70	2,821.19	3,659.19

	4,347.99	3,227.34	4,211.92

Satyam Computer Services Limited	7

Financial Highlights — US GAAP
Unaudited Consolidated Statements of Operations Summary for the quarter ended

	In million US dollars, except per share data and as stated otherwise

			Growth over		Growth over
			March		December
	March		2005 Quarter	December	2005 Quarter
	2006	2005	(%)	2005	%

Revenues	$300.70	$225.00	33.64	$281.84	6.69
Gross Profit	$118.20	$76.35	54.81	$105.17	12.39
Operating Income	$63.60	$45.96	38.56	$58.41	8.88
Operating Margin	21.15%	20.42%		20.72%
Income Before Income Taxes, Minority Interest and Equity in Earnings/(Losses) of Associated Companies	$69.49	$52.50	32.13	$64.85	7.16
Income Taxes	$(7.39)	$(6.26)	17.46	$(7.48)	(1.11)
Income Before Equity in Earnings / (Losses) of Associated Companies	$62.12	$46.24	34.13	$57.48	8.05
Equity in Earnings / (Losses) of Associated Companies, net of taxes	$0.16	$(0.48)	(140.00)	($0.31)	(35.06)
Net Income	$62.28	$45.80	35.98	$57.17	8.98

Earnings Per Share:
Basic	$0.19	$0.14	35.71	$0.18	5.56
Diluted	$0.19	$0.14	35.71	$0.17	11.76
Profit Net of tax on sale of Satyam’s stake in Sify	—	—	—	35.89	—
Net income including sale of Satyam’s stake in Sify	$62.28	$45.80	36.03	$93.06	(33.05)
EPS including sale of Satyam’s stake in Sify#	$0.19	0.14	35.71	$0.29	(34.48)
1 ADR = 2 shares

* Excludes profits on sale of Satyam’s stake in Sify # includes profits sale of Satyam’s stake in Sify
Reconciliation Between Net Profit As Per Indian GAAP Consolidated profits and US GAAP

	In million US dollars

	Quarter Ended March		Quarter ended
	2006	2005	December 2006

Profit as per Indian GAAP Financial Statements	$64.30	$47.30	$108.81

Add/(Deduct)
1 Profit/(Loss) of Subsidiaries and Associated Companies	(0.01)	(0.10)	(4.00)
2 Deferred Stock Compensation Charge	(0.40)	(0.40)	(0.07)
3 Amortisation of Citisoft deferred consideration & Ebt consideration	—	—	(1.03)
4 Gain on sale of shares in Sify	—	—	(9.61)
5 Others, net	(1.50)	(1.00)	(1.04)

Net Income as per US GAAP Financial Statements	$62.30	$45.80	$93.06

8	Satyam Computer Services Limited

Financial Highlights — US GAAP
Audited Consolidated Statements of Operations Summary for the year ended

In million US dollars, except per share data and as stated otherwise

			Growth over
			March
	March		2005
	2006	2005	%

Revenues	$1,096.30	$793.60	38.14
Gross Profit	$407.30	$286.82	42.00
Operating Income	$219.70	$162.50	35.20
Operating Margin	20.04%	20.47%
Income Before Income Taxes, Minority Interest and equity in Earnings / (Losses) of Associated Companies	$244.17	$180.16	35.53
Income Taxes	$(30.16)	$(25.30)	19.19
Income Before Equity in Earnings / (Losses) of Associated Companies	$214.33	$154.90	38.37
Equity in Earnings / (Losses) of Associated Companies, net of taxes	$(0.80)	$(1.09)	(177.27)
Net Income	$213.48	$153.80	38.80
Earnings Per Share:
Basic	$0.67	$0.49	86.11
Diluted	$0.64	$0.48	82.86
Profit Net of tax on sale of Satyam’s stake in Sify	35.89	—	—
Net income including sale of Satyam’s stake in Sify	$249.40	$153.80	62.16
EPS including sale of Satyam’s stake in Sify#	$0.78	$0.36	116.67

* Excludes profits on sale of Satyam’s stake in Sify # includes profits on sale of Satyam’s stake in Sify
Reconciliation Between Net Profit As Per Indian GAAP Consolidated profits and US GAAP

	In million US dollars

	Year ended March
	2006	2005

Profit as per Indian GAAP Financial Statements	$257.20	$158.80

Add / (Deduct)
1 Profit / (Loss) of Subsidiaries and Associated Companies	$(0.20)	(1.30)
2 Deferred Stock Compensation Charge	$(0.80)	(2.00)
3 Sales of Shares in Sify	$0.60	—
4 Others, net	$(7.40)	(1.70)

Net Income as per US GAAP Financial Statements	$249.40	$153.76

Satyam Computer Services Limited	9

Subsidiaries and Joint Ventures
Subsidiaries
Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs.33.82 crore (US$7.62 million) and a net loss of Rs.2.47 crore (US$0.57 million) for the quarter ended March 31, 2006.
Satyam Technologies Inc. (STI), a 100% subsidiary of Satyam, recorded net revenue of US$0.59 million and a net profit of US$0.04 million for the quarter ended March 31, 2006.
Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded net revenue of RMB 10.85 million (US$1.34 million) and a net loss of RMB 2.85 million (US$0.33 million) for the quarter ended March 31, 2006.
Citisoft Plc., a Satyam subsidiary, recorded net revenue of US$3.74 million and a net profit of US$0.16 million for the quarter ended March 31, 2006.
Knowledge Dynamics Pte Limited, a Satyam subsidiary, recorded net revenue of US$0.50 million and a net loss of US$0.60 million for the quarter ended March 31, 2006.
Knowledge Dynamics and its subsidiaries are being folded into Satyam by transferring the people, assets and business. These companies will subsequently be made non-operational through liquidation proceedings. This process has been initiated for all the Knowledge Dynamics entities at Singapore, Malaysia, India and the USA.
All associates and assets from these have been transferred effective 1st April 2006. Business transfer is currently in progress, and is expected to be completed with in 2 months time. The brand “Knowledge Dynamics” will however continue for the time being.
Joint Ventures
CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs. 3.06 crore (US$0.69 million ) and a net profit of Rs 0.26 crore (US$0.06 million) for the quarter ended March 31, 2006.
Satyam Venture Engineering Services., a joint venture between Satyam and Venture Corporation, US earned a revenue of Rs. 16.84 crore (US$3.79 million) and a net profit of Rs. 1.71 crore (US$0.36 million) for the quarter ended March 31, 2006.
Business Outlook*
*Outlook is based on exchange rate of Rs. 44.80 / US$

	Q4 2006	Q1 2007	Growth	FY 2006 #	FY 2007	Growth
Indian GAAP
Consolidated Financials
Revenue (Rs. Crore)	1,314	1,359 - 1,366	3.5% to 4.0%	4,793	6,000 - 6,100	25.2% to 27.3%
EPS (Rs. per share)	8.79	8.62 - 8.66	-1.9% to -1.5%	30.5	36.0 - 36.6	18.0% - 20.0%
EPS excluding stock compensation charge (Rs. per share) @	8.79	8.62 - 8.66	-1.9% to -1.5%	30.5	37.1 - 37.6	21.4% - 23.4%

US GAAP
Revenue (US$ mn)	300.7	308.5 - 310.0	2.6% to 3.1%	1,096	1,359 - 1,381	24% - 26%
EPADS excluding stock compensation charge (US$ per ADS) *	0.39	0.37	-3.5%	1.33	1.60 - 1.62	20% - 22%
Proforma EPADS including stock compensation charge (US$ per ADS) *	0.38	0.35	-7.90%	1.20	1.47 - 1.49	22.5% - 24.8%

#	Figures for FY 2006 are after excluding profit on sale of stake in Sify Ltd.

@	Stock compensation charge under Indian GAAP includes charges on account of proposed Restricted Stock Unit scheme with effect from October 2005

*	Stock compensation charge under US GAAP includes charges on account of proposed Restricted Stock Unit scheme with effect from October 2005 and FAS 123R

10	Satyam Computer Services Limited

Business Highlights
Satyam added 22 new customers in Q4, including one Fortune 500 and US 500 corporation.
Satyam has signed a five-year maintenance, support and application portfolio enhancement deal with a large auto major from North America. The engagement would cover application management services for the Auto Major’s portfolio spanning multiple business functions, multiple business units and multiple plants and locations across North America.
Satyam has bagged prestigious orders from aircraft majors in US and India in the areas of avionics testing and engineering services.
The world’s largest specialty chemicals manufacturer has signed a multi-year engagement with Satyam to develop a new document management system for the organization. Satyam has also been entrusted with the end-to-end responsibility for maintenance of the Enterprise Data Warehousing Infrastructure of the company.
Satyam has won a consulting assignment from one of the world’s largest steel manufacturers to define their sourcing strategy. The assignment would cover data collection, analysis, strategy definition and vendor selection so as to deliver a complete business solution to the customer. Satyam is closely working with Logistic service providers in Malaysia and Mexico to streamline and roll out Transport
Management Systems at their locations. This initiative will help the clients achieve significant operational efficiencies.
Satyam is working with a global insurance major to automate the existing business work flow of one of the claims management systems. Satyam’s quick roll out of the tool facilitated the reduction in claim processing time and helped the customer achieve substantial reduction in claim payments that are not covered under the policy.
Citisoft, a Satyam company, is advising the largest stockbroker as well as the market leader in providing financial services to Ireland’s Credit Unions to determine the optimum operating model and application architecture to support the introduction of a new product.
Nipuna Services Limited
(BPO Subsidiary)
Nipuna reported revenues of US$7.62 mn (Rs.33.82 crore) and net loss of US$0.6 million (Rs.2.47 crore) for Q4 FY06. The total revenue for FY06 is US$20 million against the guidance of US$18 million. The Company also achieved cash break even in Q4 as per expectations. The revenue guidance for FY 07 is US$36 mn.
During the quarter Nipuna added one customer in the KPO vertical — one of the world’s leading market research companies. The company has also added several new processes with its existing customers.
The company is now handling 71 processes for 25 customers in engineering, health care, insurance, artwork management, IT help desk, finance and accounts, animation, customer contact, KPO & data management areas.
Nipuna has set up its third delivery site at Chennai primarily focussed on animation apart from other verticals. In addition, it has set up another delivery center at Hyderabad to cater to growing business needs. It has also setup a CATI (Computer Aided Telephonic Interviewing) center in Bangalore which opens an array of opportunities in Market Research arena.
Nipuna currently delivers services to customers from four facilities — two in Hyderabad, and one each in Bangalore and Chennai. Nipuna has infrastructure to accommodate approximately 3,000 employees. As of end-March, Nipuna had 1,765 employees.
Satyam becomes a CMMI Level 5 Company
Satyam joined a unique list of companies that have been assessed at CMMI Level 5 with the successful assessment of HCU Enterprise Applications (EA) and SRU Microsoft (MS). This is the 10th CMMI assessment in the series since the start of implementation in 2003, and with this assessment all the business units that qualify for CMMI implementation have been covered.

Satyam Computer Services Limited	11

Awards & Recognition
Satyam wins Corporate Social Responsibility Award
Satyam has won the prestigious Corporate Social Responsibility Award from the Federation of Indian Chambers of Commerce and Industries (FICCI).
The FICCI-Socio-Economic Development Foundation Award instituted in partnership with Business world endeavors to recognize the social contributions by the corporate sector, which look beyond their business and aims to enhance the well being of the community at large. Satyam is the first IT Company to receive this award since the inception of this recognition.
Satyam wins RASBIC Awards for 2006
Satyam has won the Award of Excellence for the “Most Innovative Recruiting & Staffing Practices” in The Recruiting & Staffing Best in Class Awards (RASBIC) 2006. The RASBIC has been established to honor, recognize and promote innovative best practices in workforce management and planning. Satyam was chosen for this award from more than 130 applications spread across diverse verticals.
Forrester: “Satyam has a strong consulting vision...”
Satyam was cited as a top player in the Indian vendor consulting market, according to the “The Forrester Wave™: Indian Vendor Consulting Capabilities, Q4 2005” study conducted by Forrester Research, Inc. The report stated that “Satyam has a strong consulting vision and has been able to deliver on both technical and business process consulting requirements.” The survey found that Satyam’s strong skills were especially prevalent in the ERP and technical consulting space. The Futurus Lab, established a year ago, demonstrates Satyam’s investment and depth of experience, which plans to build future business scenarios in the consulting space. This, along with the Company’s acquisition of Citisoft, a boutique agency focused in the investment management vertical, has given a significant boost to Satyam’s Consulting Practice
Satyam Recognized By Gartner in the “Visionary” quadrant for Business Intelligence Implementation Services
Gartner, a leading provider of independent research and analysis, has positioned Satyam in the “Visionary” quadrant for Business Intelligence (BI) and Implementation services in the research firm’s Magic Quadrant for Business Intelligence Implementation Services, North America, 2006 report
“Satyam comes to BI consulting and integration services through its early success in process outsourcing for clients. This process focus continues to grow with innovation in industry-specific service offerings, and analytic capabilities will expand with the acquisition of Knowledge Dynamics. Clients comment that Satyam is able to deliver the promise of global delivery from a technical capability standpoint.” Gartner
Certifications Received
AS9100/EN9100
Satyam’s aerospace practice has received the AS 9100/EN9100 certification. While AS9100 standard is released by the Society of Automotive Engineers in the United States of America, EN9100 is a standard released by The European Association of Aerospace Industries in Europe. These are aerospace industry’s quality system standard for quality assurance in design, development, production, installation, and servicing.
ISO 20000
Satyam’s internal IT Service Management division is one of the first few IT services organization to be certified to ISO20000 certification. The ISO20000 is the latest standard for implementation of IT Service Management. ISO 20000 is the new standard for IT Service Management after BS 15000 standard which brings alignment of structures among other changes and provides a common understanding of the management of IT services worldwide.
ISO 27001
Satyam joins the select list of global IT companies that have been assessed at ISO 27001, the new ISMS standard after the BS 7799 certification, for its global facilities by BVQI, UK. This certification helps assure business partners of the organization’s commitment towards information security without the necessity of conducting their own security reviews.

12	Satyam Computer Services Limited

Operational parameters for Q4, Fiscal 2006
Please note that all metrics are based on Indian GAAP Standalone numbers only
A. Revenue Analysis
Analysis of revenue growth (%)

Particulars	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
Increase / (Decrease) in revenue in US$ terms	5.41	5.70	8.82	35.23	39.71
Increase / (Decrease) in revenue due to change in:
— Volume (Hours billed)	5.31	5.54	8.70	34.47	39.62
— Billing rate	0.10	0.16	0.12	0.75	0.09
— US$ exchange rate	(2.36)	3.73	(1.85)	(1.45)	(3.41)
Increase / (Decrease) in revenue, in Rupee terms	3.05	9.43	6.97	33.78	36.30
Analysis of Volume Growth (%)

Particulars	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
Change in Volume (Total)	6.78	6.46	8.82	38.05	39.73
Breakup of export revenue between offshore and onsite (%)

Location	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
Offshore	46.00	45.00	43.45	44.34	42.46
Onsite	54.00	55.00	56.55	55.66	57.54
Total	100.00	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
North America	63.92	64.43	67.78	65.63	68.80
Japan	1.88	1.22	2.42	1.45	1.76
Europe	18.64	18.48	16.90	18.20	16.56
Rest of World	15.56	15.87	12.90	14.72	12.88
Total	100.00	100.00	100.00	100.00	100.00
Revenue by service offerings (%)

Technology	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
Software Development and Maintenance	50.66	50.09	53.17	50.53	54.20
Consulting and Enterprise Business Solutions	39.28	39.44	35.69	38.92	34.86
Extended Engineering Solutions	6.41	6.38	7.13	6.61	6.81
Infrastructure Management Services	3.66	4.09	4.01	3.94	4.13
Total	100.00	100.00	100.00	100.00	100.00

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Operational parameters for Q4, Fiscal 2006 (contd.)
Revenue by line of business (%)

Line of Business	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
Banking & Finance	19.05	19.00	18.59	19.10	18.04
Insurance	9.77	9.04	10.11	9.08	11.52
Manufacturing	28.88	27.63	29.20	28.60	28.85
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	18.30	18.54	18.26	18.82	17.56
Healthcare	6.15	7.15	5.84	6.24	6.10
Retail	3.35	3.22	2.78	3.11	2.80
Transportation	1.79	3.12	3.09	2.68	2.69
Others	12.70	12.28	12.13	12.36	12.44
Total	100.00	100.00	100.00	100.00	100.00
Revenue by contract type (%)

Contract	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
Time & Material	65.92	64.58	63.51	64.44	65.60
Fixed Bid	34.08	35.42	36.49	35.56	34.40
Total	100.00	100.00	100.00	100.00	100.00
Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY2006
Onsite	0.07	0.36	0.31
Offshore	0.13	0.57	0.57
Domestic	0.22	6.73	6.78
B. Associate Data
Location-wise breakup of Associates

Particulars	Q4 2006	Q3 2006	Q4 2005
Onsite	5,829	5,517	4,546
Offshore	17,444	15,201	12,734
Domestic	1,528	1,072	579
Total Technical	24,801	21,790	17,859
Support	1,710	1,642	1,305
Total	26,511	23,432	19,164
Total number of Associates including Subsidiaries is 28,624
Attrition(%)

Particulars	Q4 2006	Q3 2006	Q4 2005
Attrition rate (TTM)	19.17	17.98	16.50
Utilization / loading rates (%)

Particulars	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
Onsite	97.77	97.60	97.61	97.38	96.23
Offshore	79.91	79.67	75.93	79.03	75.92
Domestic	94.32	98.21	75.99	96.13	81.62
Offshore with trainees	72.19	74.28	73.66	73.77	70.53

14	Satyam Computer Services Limited

Operational parameters for Q4, Fiscal 2006 (contd.)
C. Customer Information
Revenue contribution (%)

Revenues from	Q4 2006	Q3 2006	Q4 2005	FY 2006	FY 2005
Top customer	8.03	9.39	9.49	9.02	10.96
Top 5 customers	24.31	24.56	27.70	24.94	29.65
Top 10 customers	35.86	36.75	41.46	37.25	42.93
Number of customers with annualized billing exceeding:

Revenues from	Q4 2006	Q3 2006	Q4 2005
US$1 million	150	142	130
US$5 million	46	49	35
US$10 million	27	25	21
Revenue from existing business and new business (%)

	Q4 2006	Q3 2006	Q4 2005
Existing business	91.36	92.07	91.52
New business	8.64	7.93	8.48
Total	100.00	100.00	100.00
D. Other Information

Particulars	Q4 2006	Q3 2006	Q4 2005
New customers added	22	35	28
Number of active customers	469	452	390
Receivable days	80	75	72
Total number of Customers including CitiSoft, Knowledge Dynamics and Nipuna is 506.

Satyam Computer Services Limited	15

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 28,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 469* global companies, of which 156* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 53 countries, across six continents.
*Figures correct as per quarter ended March 31,2006
For more information visit: www.satyam.com
Safe Harbor
This quarterly investor news update contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements — Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in our report on Form 6k concerning the fiscal quarter ended December 31, 2004 furnished to the United States Securities Exchange Commission on February 14, 2005 and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.
Contact Information
Diwakar Pingle
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-55854105 Fax: +91-40-27840058
Email: Diwakar_Pingle@satyam.com   Website: www.satyam.com

16	Satyam Computer Services Limited